UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Ambrx Biopharma, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

641871108

(CUSIP Number)

November 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒        Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641871108
1.	Names of Reporting Persons Nextech Crossover I SCSp
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 3,129,300 shares
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 3,129,300 shares
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Nextech Crossover I SCSP (“Nextech Crossover LP”), Nextech Crossover I GP S.à r.l. (“Nextech Crossover GP”), Ian Charoub, (“Charoub”), Costas Constantinides (“Constantinides”) and Rocco Sgobbo (“Sgobbo” and, with Nextech Crossover LP, Nextech Crossover GP, Charoub and Constantinides, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

This percentage is calculated based upon an estimated 62,010,008 shares of Common Stock of the Issuer outstanding as of October 11, 2023 upon the completion of the company’s holding company reorganization (the “Reorganization”), described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023. Such estimate was based on 434,070,056 ordinary shares of Ambrx Biopharma Inc. (Cayman Islands) (the “Predecessor”) outstanding as of August 7, 2023, as reported in the Predecessor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023, applying the exchange ratio in the Reorganization of seven ordinary shares of the Predecessor for one share of the Issuer.

CUSIP No. 641871108
1.	Names of Reporting Persons Nextech Crossover I GP S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 3,129,300 shares
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 3,129,300 shares
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

This percentage is calculated based upon an estimated 62,010,008 shares of Common Stock of the Issuer outstanding as of October 11, 2023 upon the completion of the company’s holding company reorganization (the “Reorganization”), described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023. Such estimate was based on 434,070,056 ordinary shares of Ambrx Biopharma Inc. (Cayman Islands) (the “Predecessor”) outstanding as of August 7, 2023, as reported in the Predecessor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023, applying the exchange ratio in the Reorganization of seven ordinary shares of the Predecessor for one share of the Issuer.

CUSIP No. 641871108
1.	Names of Reporting Persons Ian Charoub
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 3,129,300 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 3,129,300 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is calculated based upon an estimated 62,010,008 shares of Common Stock of the Issuer outstanding as of October 11, 2023 upon the completion of the company’s holding company reorganization (the “Reorganization”), described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023. Such estimate was based on 434,070,056 ordinary shares of Ambrx Biopharma Inc. (Cayman Islands) (the “Predecessor”) outstanding as of August 7, 2023, as reported in the Predecessor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023, applying the exchange ratio in the Reorganization of seven ordinary shares of the Predecessor for one share of the Issuer.

CUSIP No. 641871108
1.	Names of Reporting Persons Costas Constantinides
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 3,129,300 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 3,129,300 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

This percentage is calculated based upon an estimated 62,010,008 shares of Common Stock of the Issuer outstanding as of October 11, 2023 upon the completion of the company’s holding company reorganization (the “Reorganization”), described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023. Such estimate was based on 434,070,056 ordinary shares of Ambrx Biopharma Inc. (Cayman Islands) (the “Predecessor”) outstanding as of August 7, 2023, as reported in the Predecessor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023, applying the exchange ratio in the Reorganization of seven ordinary shares of the Predecessor for one share of the Issuer.

CUSIP No. 641871108
1.	Names of Reporting Persons Rocco Sgobbo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0
		6.	Shared Voting Power 3,129,300 shares
		7.	Sole Dispositive Power 0
		8.	Shared Dispositive Power 3,129,300 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,129,300 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

This percentage is calculated based upon an estimated 62,010,008 shares of Common Stock of the Issuer outstanding as of October 11, 2023 upon the completion of the company’s holding company reorganization (the “Reorganization”), described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023. Such estimate was based on 434,070,056 ordinary shares of Ambrx Biopharma Inc. (Cayman Islands) (the “Predecessor”) outstanding as of August 7, 2023, as reported in the Predecessor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023, applying the exchange ratio in the Reorganization of seven ordinary shares of the Predecessor for one share of the Issuer.

Item 1.

(a)	Name of Issuer Ambrx Biopharma, Inc.
(b)	Address of Issuer’s Principal Executive Offices 10975 North Torrey Pines Road, La Jolla, CA 92037

Item 2.

(a)

Name of Person Filing

Nextech Crossover I SCSp (“Nextech Crossover LP”)

Nextech Crossover I GP S.à r.l. (“Nextech Crossover GP”)

Ian Charoub (“Charoub”)

Costas Constantinides (“Constantinides”)

Rocco Sgobbo (“Sgobbo”)

(b)	Address of Principal Business Office or, if none, Residence 8 rue Lou Hemmer L-1748 Luxembourg-Findel Grand-Duché de Luxembourg

(c)	Citizenship

	Name	Citizenship or Place of Organization
	Nextech Crossover LP	Luxembourg
	Nextech Crossover GP	Luxembourg
	Charoub	Sweden
	Constantinides	Cyprus
	Sgobbo	Switzerland

(d)	Title of Class of Securities Common stock, par value $0.0001 per share (“Common Stock”)
(e)	CUSIP Number 641871108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of November 2, 2023:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1) (2)
Nextech Crossover LP (1)	3,129,300	3,129,300	0	3,129,300	0	3,129,300	5.0%
Nextech Crossover GP (1)	0	3,129,300	0	3,129,300	0	3,129,300	5.0%
Charoub (1)	0	0	3,129,300	0	3,129,300	3,129,300	5.0%
Constantinides (1)	0	0	3,129,300	0	3,129,300	3,129,300	5.0%
Sgobbo (1)	0	0	3,129,300	0	3,129,300	3,129,300	5.0%

(1)     The shares are held by Nextech Crossover LP. Nextech Crossover GP serves as the sole general partner of Nextech Crossover LP and has sole voting and investment control over the shares owned by Nextech Crossover LP and may be deemed to own beneficially the shares held by Nextech Crossover LP. Nextech Crossover GP owns no securities of the Issuer directly. Charoub, Constantinides and Sgobbo are members of the board of managers of Nextech Crossover GP and share voting and dispositive power over the shares held by Nextech Crossover LP, and may be deemed to own beneficially the shares held by Nextech Crossover LP. Charoub, Constantinides and Sgobbo own no securities of the Issuer directly.

(2)     This percentage is calculated based upon an estimated 62,010,008 shares of Common Stock of the Issuer outstanding as of October 11, 2023 upon the completion of the company’s holding company reorganization (the “Reorganization”), described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2023. Such estimate was based on 434,070,056 ordinary shares of Ambrx Biopharma Inc. (Cayman Islands) (the “Predecessor”) outstanding as of August 7, 2023, as reported in the Predecessor’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023, applying the exchange ratio in the Reorganization of seven ordinary shares of the Predecessor for one share of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2023

Nextech Crossover I SCSp

By:	Nextech Crossover I GP S.à r.l.
its	General Partner

By:	/s/ Ian Charoub
Name: Ian Charoub
Title: Manager

By:	/s/ Costas Constantinides
Name: Costas Constantinides
Title: Manager

Nextech Crossover I GP S.à r.l.

By:	/s/ Ian Charoub
Name: Ian Charoub
Title: Manager

By:	/s/ Costas Constantinides
Name: Costas Constantinides
Title: Manager

/s/ Ian Charoub
Ian Charoub

/s/ Costas Constantinides
Costas Constantinides

/s/ Rocco Sgobbo
Rocco Sgobbo

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Ambrx Biopharma, Inc. is filed on behalf of each of us.

Dated: November 2, 2023

Nextech Crossover I SCSp

By:	Nextech Crossover I GP S.à r.l.
its	General Partner

By:	/s/ Ian Charoub
Name: Ian Charoub
Title: Manager

By:	/s/ Costas Constantinides
Name: Costas Constantinides
Title: Manager

Nextech Crossover I GP S.à r.l.

By:	/s/ Ian Charoub
Name: Ian Charoub
Title: Manager

By:	/s/ Costas Constantinides
Name: Costas Constantinides
Title: Manager

/s/ Ian Charoub
Ian Charoub

/s/ Costas Constantinides
Costas Constantinides

/s/ Rocco Sgobbo
Rocco Sgobbo